CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Statement of Additional Information constituting part of this registration statement on form N-14 (the "Registration Statement") of our report dated November 19, 1999 relating to the financial statements and financial highlights appearing in the October 31, 1999 Annual Report to Shareholders of Oppenheimer World Bond Fund.

We also consent to the incorporation by reference of our report into the Prospectus of Oppenheimer World Bond Fund dated February 23, 2000 which constitutes part of this Registration Statement. We also consent to the reference to us under the heading "Independent Accounts" in the Statement of Additional Information of Oppenheimer World Bond Fund and to the reference to us under the heading "financial Highlights" in the Prospectus of Oppenheimer World Bond fund both dated February 23, 2000.


/s/ KPMG LLP


KPMG LLP
Denver, Colorado
November 15, 2000